Marlin Business Services Corp.
300 Fellowship Road
Mt. Laurel, NJ 08054
888-479-9111
September 29, 2010
Ms. Lindsay Bryan
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Dear Ms. Bryan:
In response to your letter dated September 9, 2010, Marlin Business Services Corp. (the “Company”) hereby submits the following responses:
Form 10-K for the Fiscal Year Ended December 31, 2009
Exhibit 31 — Management’s Certification
1.	We note that the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” required by Exchange Act Rule 13a-14(a) was modified in paragraph 4(d). In addition, we note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010 such as your reference to “registrants most recent fiscal quarter”. In future filings, please ensure that the certifications are in the exact form as set forth in item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Response: In future filings, we will ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter ended June 30, 2010
Item 1. Financial Statements
Notes to Interim Consolidated Financial Statements
Note 2 — Basis of Financial Statement Presentation and Critical Accounting Policies
Fee Income, page 6
2.	We note in your policy disclosure on page 6 that you review the estimated residual values for other-than-temporary impairment and if impairment is identified the charge is taken in the current period. We note in your disclosure on page 44 that during the first half of 2010 you recognized losses on residual values disposed of totaling $1.2 million. In addition, we note on page 82 of your 2009 form 10-K you did not recognize impairment on residual values, but you had a loss on your disposal of residual values of $1.8 million. Given the continuing increase in the losses on residual values upon equipment disposal and the absence of any impairment charge prior to disposal please tell us and disclose in future filings the following:
•	The amount of other-than-temporary impairment recognized during the first half of 2010 on your estimated residual values;

•	A discussion of your process and procedure for estimating the fair value of the residual values and analysis for impairment; and

•	How often and when you review estimated residual values for impairment.
Response: In addition to the disclosures already included in previous filings, we propose to add the following language to future filings, using the June 30, 2010 reporting date as an example:
The Company records an estimated residual value at lease inception for all fair market value and fixed purchase option leases based on a percentage of the equipment cost of the asset being leased. The percentages used depend on equipment type and term. In setting and reviewing estimated residual values, the Company focuses its analysis primarily on total historical and expected realization statistics pertaining to both lease renewals and sales of equipment.
Based on the Company’s experience, the amount of ultimate realization of the residual value tends to relate more to the customer’s election at the end of the lease term to enter into a renewal period, purchase the leased equipment or return the leased equipment than it does to the equipment type. Management performs periodic reviews of the estimated residual values and historic realization statistics no less frequently than quarterly and any impairment, if other than temporary, is recognized in the current period. There was no impairment recognized on estimated residual values during the six-month period ended June 30, 2010.
Additional information for the SEC:
The segment of the leasing industry in which the Company participates is commonly referred to as “small-ticket.” At June 30, 2010 the Company had approximately 78,000 lease contracts, of which approximately 54,000 (70%) contained a $1 purchase option and approximately 24,000 (30%) carried a residual value on the balance sheet totaling $40.2 million. The average residual amount is approximately $1,700 and is equal to less than 14% of the average original equipment cost of the asset.

Due to the small residual dollar amount and large number of residuals, the Company primarily relies on the historical residual realization rates on such assets as support for the current estimated residual values on the balance sheet. In setting and reviewing estimated residual values, the Company focuses its analysis primarily on total historical and expected realization statistics pertaining to both lease renewals and sales of equipment, rather than on third party equipment appraisal sources, due in part to the limited availability of objective third party forecast data. The Company also believes that its analysis of realization statistics based on the Company’s own business model results in more accurate estimates of residual values.
The Company’s residual committee is responsible for approving the estimated residual values used in lease pricing and identifying any potential areas of concern regarding booked residual values. The committee reviews various quantitative reports in conjunction with accounting personnel, including the performance of each specific equipment type. Selected specific residual percentages for each equipment type are modified as needed with approval from the Company’s residual committee, which generally meets each month. The residual committee is comprised of the Company’s Chief Executive Officer, Chief Operating Officer and the Vice President responsible for residual realization.
The value of the booked residual may be realized in two different ways: by the lessees’ continued use of the equipment, resulting in renewal payments, and by sale of the equipment at the end of the lease term or the renewal period. The company historically has demonstrated residual realization rates in excess of 100%. According to the residual performance reports analyzed regularly by the Company’s residual committee, the realization of the residual value tends to relate more to the customer’s election at the end of the lease term than it does to the equipment type.
Net residual income for the six-month period ended June 30, 2010 (including renewal income net of depreciation and gain/loss on the sale of equipment) was approximately $2.7 million. Included in that amount is a loss on the sale of equipment of approximately $1.2 million. The Company follows FASB Accounting Standards Codification Topic 840 in evaluating residual impairment.
Allowance for Credit Losses, page 7
3.	We note from your allowance for credit losses policy footnote that you consider the historic loss experience in your calculation of the allowance. In addition, we note from your disclosure on page 25 that your lease terms generally range from 36 to 60 months. Please tell us and consider disclosing in future filings the historical loss period you use for your allowance for credit losses calculation.

Response: The Company generally uses its average loss experience for the most recent six months to establish its assumptions for its migration analysis. We believe that using a six-month average generally provides a good balance between reflecting current economic conditions and helping to mitigate the potential for an unrealistic result that could be caused by single period anomalies if a shorter timeframe were used. However, historically, for limited instances when known changes have occurred, a shorter period has been used because it was deemed more appropriate to incorporate more current facts and circumstances. For example, at June 30, 2010, a three-month historical average loss experience was used for the migration portion of the allowance for credit losses calculation in order to reflect the most current roll rates being experienced in the portfolio. This adjustment increased the allowance for credit losses by approximately $0.3 million.
The analysis underlying the calculation of our allowance for credit losses employs significant quantitative analysis and is divided into multiple components incorporating many assumptions. For example, longer timeframes are involved in analyzing the behavior of bankrupt and restructured accounts. In addition, under limited circumstances certain timeframes may change to more accurately reflect expectations. Therefore, we believe that the disclosure already provided in our document regarding the factors considered provides an appropriate balance without overemphasizing any individual assumption used.
4.	We note your disclosure here and on page 75 in your 2009 Form 10-K that in addition to your migration analysis you consider economic and other factors in your determination of your allowance for credit losses. Please tell us and revise future filings to describe in more detail quantitative and qualitative aspects of the various factors that you considered when determining your allowance for each loan pool. In this regard, specifically discuss whether you made any adjustments to the various factors considered during each of the periods presented and if so, the impact these adjustments had on the resulting loss factors.
Response: In addition to the disclosures already included in previous filings, we propose to add the following language to future filings, using the June 30, 2010 reporting date as an example:
Quantitative factors considered include the migration analysis, historic delinquencies and charge-offs, historic bankruptcies, historic performance of restructured accounts and a static pool analysis of historic recoveries.
Qualitative factors that may result in further adjustments to the quantitative analysis include items such as forecasting uncertainties, changes in the composition of our lease and loan portfolios, seasonality, economic conditions and trends or business practices at the reporting date that are different from the periods used in the quantitative analysis. Adjustments due to such qualitative factors increased the allowance for credit losses by approximately $1.0 million and $0.8 million at June 30, 2010 and December 31, 2009, respectively.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Finance Receivables and Asset Quality, page 41
5.	We note from your tabular disclosure on page 42 that you have renegotiated leases and loans totaling $3.02 million and $4.52 million at June 30, 2010 and December 31, 2009. Please tell us and revise future filings to include the following:
•	The types of modifications made in your renegotiations (i.e. reduction in interest rates, payment extensions, or other actions) and reason for the modifications;

•	Your policy regarding the accrual status of the renegotiated lease or loan after the lease modification; and

•	The amount charged-off, if any, due to the renegotiation during the period.
Response: In addition to the disclosures already included in previous filings, we propose to add the following language to future filings:
Modifications to leases are accounted for in accordance with FASB Accounting Standards Codification Topic 840. Modifications to renegotiated leases may include reductions in payment and extensions in term. However, these leases have not been granted concessions regarding implicit rates or reductions in total amounts due. Modifications may be granted on a one-time basis in situations that indicate the lessee is experiencing a temporary, timing issue and has a high likelihood of success with a revised payment plan. After a modification, a lease’s accrual status is based on compliance with the modified terms.
Additional information for the SEC:
Modifications to loans are insignificant, with total balances of approximately $20,000 and $58,000 at June 30, 2010 and December 31, 2009, respectively. No amounts were charged off pursuant to renegotiations of leases or loans during the six-month period ended June 30, 2010.
Form 8-K Filed on August 6, 2010
Exhibit 99.1 News Release, page 7 of 8
6.	We note you disclose “tangible equity” and “debt to tangible equity” in your financial highlights for the second half of 2010. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as these are not required by GAAP, Commission Rules, or banking regulatory requirements. In future filings including your Forms 8-K, please clearly label these financial measures as non-GAAP, explain how you derive these non-GAAP measures and provide a reconciliation to the most directly comparable GAAP measure, and disclose why you believe these ratios are useful to investors.

Response: There was no difference between GAAP “equity” and “tangible equity” for the Company in any of the periods presented. Therefore, in future filings we will remove the non-GAAP terminology of “tangible.” The information will be presented as “equity” and “debt to equity,” consistent with GAAP definitions.
Please do not hesitate to contact me at 888-479-9111, ext. 4108, should you wish to discuss the Company’s responses set forth in this letter.
Sincerely,
/s/ Lynne C. Wilson
Lynne C. Wilson
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.

cc:	Amit Pande, Accounting Branch Chief — Securities and Exchange Commission James McKenzie — Morgan Lewis & Bockius LLP